June 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AtlasClear Holdings, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-296595)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-296595) filed by the Company on June 8, 2026:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jason Simon of Greenberg Traurig, LLP at (703) 749-1386 or by email at Jason.Simon@gtlaw.com.

ATLASCLEAR HOLDINGS, INC.

/s/ Sandip Patel
Sandip Patel
Chief Financial Officer

cc:	Jason Simon, Greenberg Traurig, LLP